Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

August 29, 2023

Deborah O’Neal, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Ms. O’Neal:

This letter responds to comments relating to Post-Effective Amendment No. 425 (“PEA No. 425”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (“Registrant”). PEA No. 425 was filed on June 30, 2023, to reflect revisions to the principal investment strategy disclosure for Registrant’s ROBO Global® Robotics and Automation Index ETF, ROBO Global® Healthcare Technology and Innovation ETF, and ROBO Global® Artificial Intelligence ETF (the “Funds”) in connection with index methodology changes. For ease of reference, set forth below are the staff’s comments followed by Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 425.

1.	Comment. Please provide the Funds’ completed fee table, expense example, and performance information at least one week before the registration statement becomes effective.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. The staff notes that the fourth sentence of the first paragraph of the principal investment strategies of ROBO Global® Robotics and Automation Index ETF seems to be overly broad because of the term “in any capacity,” which could make the strategy inconsistent with the Fund’s name.

Response. Registrant represents that the term has been deleted.

3.	Comment. With respect to the third sentence of the second paragraph of the principal investment strategies of ROBO Global® Robotics and Automation Index ETF, please add a brief description of the criteria used to determine which Robotics and Automation Companies “improve efficiency in traditional business lines”.

Response. Registrant represents that according to the index provider the referenced language is extraneous and, therefore, has been deleted from the sentence.

Morgan, Lewis & Bockius llp
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August 29, 2023

4.	Comment. With respect to the principal investment strategies of ROBO Global® Healthcare Technology and Innovation ETF, the staff notes that the second paragraph states that companies eligible for inclusion in the Index are those included in the HTEC Database. Please clarify how the HTEC Database is created.

Response. Registrant represents that the disclosure has been clarified.

5.	Comment. The staff notes that ROBO Global® Healthcare Technology and Innovation ETF does not seem to disclose a global connection in its principal investment strategy.

Response. Registrant represents that the term “Global” in the Fund’s name is part of the registered trademark “ROBO Global®” and is not included in the name to connote diversification among a number of countries throughout the world. Nevertheless, Registrant notes that the fifth paragraph of the Fund’s principal investment strategies states that the Index is comprised of U.S. and foreign issuers and that under normal circumstances the Index expects at least 20% of its components to be securities of non-U.S. issuers.

6.	Comment. With respect to the principal investment strategies of ROBO Global® Artificial Intelligence ETF, the staff notes that the second paragraph states that companies eligible for inclusion in the Index are those included in the AI Database. Please clarify how the AI Database is created.

Response. Registrant represents that the disclosure has been clarified.

7.	Comment. The staff notes that ROBO Global® Artificial Intelligence ETF does not seem to disclose a global connection in its principal investment strategy.

Response. Registrant represents that the term “Global” in the Fund’s name is part of the registered trademark “ROBO Global®” and is not included in the name to connote diversification among a number of countries throughout the world. Nevertheless, Registrant notes that the sixth paragraph of the Fund’s principal investment strategies states that the Index is comprised of U.S. and foreign issuers and that under normal circumstances the Index expects at least 25% of its components to be securities of non-U.S. issuers.

8.	Comment. Please consider prioritizing the most significant principal risks of each Fund rather than listing all the risks alphabetically (see ADI 2019-08).

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

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August 29, 2023

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum